United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release  February 18, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 18, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, February 18, 2009	www.gruma.com

FOURTH-QUARTER 2008 RESULTS

HIGHLIGHTS

  Sales volume increased 2% due to higher sales volume in GIMSA and Molinera.

  Net sales increased 31%, driven by price increases implemented in most subsidiaries to offset higher raw-material costs; the effect of the devaluation of the Mexican peso in foreign subsidiaries and the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations also contributed to the consolidated increase in net sales.

  EBITDA increased 72%, and EBITDA margin improved to 13.6% from 10.3%. Better margins in Gruma Corporation, GIMSA, Gruma Venezuela, and Molinera de Mexico drove the consolidated increase in EBITDA.

  Debt rose to US$1,023 million versus US$772 million in September 2008, resulting from the payment of the currency derivative obligations during 4Q0.

Consolidated Financial Highlights
 (Ps millions)

	4Q08	4Q07	VAR (%)
Volume (thousand metric tons)	1,100	1,074	2
Net sales	12,785	9,775	31
Operating income	1,314	740	77
Operating margin	10.3%	7.6%	270 bp
EBITDA	1,735	1,008	72
EBITDA margin	13.6%	10.3%	330 bp
Majority net income	(11,124)	742	(1,660)
ROE (LTM)	(68.0)%	13.2%	N/A

Debt
 (US$ millions)

Dec '08	Dec '07	Var	Sep '08	Var
1,023	719	42%	772	33%

RESULTS OF OPERATIONS
4Q08 vs. 4Q07

Sales volume increased 2%, to 1,100 thousand metric tons, due to higher sales volume in GIMSA and Molinera de Mexico.

Net sales increased 31%, to Ps.12,785 million, due to higher prices in most subsidiaries, which offset higher raw-material costs. The effect of the devaluation of the Mexican peso in foreign subsidiaries and the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations also contributed to the consolidated increase in net sales. Sales from non-Mexican operations constituted 74% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales was flat, at 66.0%. In absolute terms, cost of sales rose 31%, to Ps.8,441 million, due to higher raw-material costs, the effect of the devaluation of the Mexican peso in foreign subsidiaries and the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales, improved to 23.7% from 26.3%, driven mainly by better absorption and optimization in selling and administrative expenses. In absolute terms, SG&A rose 18%, to Ps.3,030 million, resulting primarily from the effect of the devaluation of the Mexican peso in foreign subsidiaries and the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations.

Operating income increased 77%, to Ps.1,314 million, and the operating margin improved to 10.3% from 7.6%; both results were driven by Gruma Venezuela, Gruma Corporation, and GIMSA.

Other expense, net, was Ps.124 million, Ps. 38 million lower than in the same period of 2007. This reduction was due mainly to donations of Ps.100 million in 4Q07 related to the floods in the Mexican states of Tabasco and Chiapas.

Comprehensive financing cost, net, was Ps.11,817 million versus income of Ps.253 million in 4Q07. The cost resulted mainly from losses on currency derivative instruments of Ps.11,536 million. Out of this amount, Ps.3,593 million was paid, and the balance remains as a noncash loss. As of December 31, 2008, GRUMA had a Ps.11,230 million noncash loss that relates to the mark-to-market valuation of positions that are still open and that mature in 2009, 2010, and 2011. As of this date, the company is in full compliance with the terms of its agreements. The company continues to engage in negotiations with its counterparties and expects to announce a resolution in the near future.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.118 million, 45% lower than in 4Q07.

Taxes  amounted to Ps.536 million, Ps.367 million more, due mainly to higher pre-tax income in Gruma Corporation and Gruma Venezuela.

GRUMA's total net loss was Ps.11,045 million versus net income of Ps.876 million in 4Q07; the change came mostly from the losses on currency derivative instruments. GRUMA's majority net loss was Ps.11,124 million, compared to a majority net income of Ps.742 million in the same period of 2007.

FINANCIAL POSITION
December 2008 vs. September 2008

Balance-Sheet Highlights	Total assets were Ps.44,407 million, an increase of 8%, driven mainly by the positive effect of the Mexican peso devaluation on GRUMA's foreign assets.

Total liabilities were Ps.35,227 million, 65% more, driven mainly by increases in other accounts payable and debt in connection with obligations from the currency derivative instruments. Additionally, the Mexican peso devaluation contributed to the increase in total liabilities.

Stockholders' equity totaled Ps.9,180 million, 54% lower than at the end of 4Q07.
Debt Profile	GRUMA's debt amounted to US$1,023 million, of which approximately 68% is dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2009	2010	2011	2012	2013	2014...	Total
7.75% Perpetual Bonds						300.0	300.0
MXN Pesos Facility		243.5					243.5
Credit Facility		197.0					197.0
Gruma Corp.'s Revolving Facility			94.0				94.0
Other	174.9	11.6	1.3	0.5	0.1		188.4
TOTAL	174.9	452.1	95.3	0.5	0.1	300.0	1,022.9

Debt Ratios

	4Q08	3Q08	4Q07
Debt Ratios (last twelve months)
Debt/EBITDA	3.1	2.2	2.6
EBITDA/interest expense	5.5	6.0	4.4

Others Ratios

Operational Ratios	4Q08	3Q08	4Q07
Accounts receivable outstanding (days to sales)	33	38	38
Inventory turnover (days to cost of sales)	81	90	77
Net working capital turnover (days to sales)	N/A	46	58
Asset turnover (total assets to sales)	0.9	0.9	0.9
Profitability Ratios(%)
ROA	(28.8)	0.4	7.1
ROE	(68.0)	0.8	13.2
ROIC	9.1	7.9	8.4

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$68 million during 4Q08. Major investments were applied to the construction of tortilla plants in California and Australia and the expansion of a corn flour plant in Central America.

SUBSIDIARY RESULTS
4Q08 vs. 4Q07

Gruma Corporation (1

Sales volume decreased 1% due to lower corn flour sales volume in the United States. Tortilla sales volume increased 3%. The decline in corn flour sales volume resulted from price increases implemented during the quarter.

Net sales rose 5%, to Ps.6,059 million, due to price increases implemented during 4Q08 in the U.S. corn flour business and also in the tortilla business during 4Q07.

Cost of sales as a percentage of net sales increased to 60.6% from 60.0% due mainly to higher corn and oil costs. In absolute terms, cost of sales increased 6% due especially to the aforementioned cost increases.

SG&A as a percentage of net sales improved to 30.8% from 33.5% due to optimization of administrative expenses. In absolute terms, SG&A decreased 3% due to the aforementioned optimization of administrative expenses.

Operating income as a percentage of net sales improved to 8.6% from 6.4%. In absolute terms, operating income increased 41%, to Ps.523 million, resulting mainly from the aforementioned higher prices and lower SG&A.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.83/dollar as of December 31, 2008. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume increased 5%, to 473 thousand metric tons, during 4Q08. Corn flour sales volume increased 6%, to 440 thousand metric tons. This increase was a result of (1) conversion from the traditional method to the corn flour method, aided in part, by several commercial initiatives and (2) higher sales to supermarkets in connection with competitive tortilla prices at these stores' in-store tortillerias, which has also contributed to the overall conversion.

Net sales increased 7%, to Ps.2,412 million, due mainly to higher sales volume and a change in the sales mix towards higher-priced products.

Cost of sales as a percentage of net sales improved to 67.9% from 72.7% due to lower corn costs and the aforementioned change in the sales mix. In absolute terms, cost of sales was flat.

SG&A as a percentage of net sales decreased to 15.3% from 15.9% due to better absorption. In absolute terms, SG&A increased 3% mainly in connection with higher sales volume.

Operating income as a percentage of net sales improved to 16.8% from 11.4% and, in absolute terms, grew 59% to Ps.406 million due particularly to the aforementioned lower corn costs, the change in the sales mix, and, to a lesser extent, higher sales volume.

For additional information, please see GIMSA ''Fourth-Quarter 2008 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 6% due to lower corn flour sales in connection with corn shortages.

Net sales increased 92% due to higher prices implemented to compensate for higher raw-material costs and, more importantly, the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007, and the devaluation of the Mexican peso.

Cost of sales as a percentage of net sales improved to 68.1% from 75.1% due to higher prices, which helped to offset higher raw-material costs and improve cost absorption. In absolute terms, cost of sales increased 74% as a result of the aforementioned higher raw-material costs, and the effect of inflation resulting from the comparison of constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso.

SG&A as a percentage of net sales improved to 17.9% from 20.8% due to better absorption. In absolute terms, SG&A rose 65% due mainly to the devaluation of the Mexican peso and the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007. In addition, increases in freight tariffs and advertising expenses contributed to the increase in SG&A.

Operating income increased 546% to Ps.357 million. Operating margin improved to 14.0% from 4.2% in 4Q07.

Molinera de Mexico

Sales volume increased 9% as a result of more competitive pricing, higher penetration in supermarket chains, and a build-up of customer inventories during 3Q07 in anticipation of the implementation of price increases during 4Q07.

Net sales increased 14% to Ps.930 million due to higher sales volume and higher prices, which have been implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales increased to 79.7% from 78.2% due to higher wheat costs. In absolute terms, cost of sales grew 16% in connection with the increases in sales volume and wheat costs.

SG&A as a percentage of net sales improved to 10.2% from 13.7% due to better absorption and lower advertising and information-technology expenses. In absolute terms, SG&A decreased 16% due mainly to the aforementioned reductions.

Operating income was Ps.94 million versus Ps.66 million in 4Q07. Operating margin improved to 10.1% from 8.1%.

Gruma Centroamerica

Sales volume decreased 4% as a result of lower corn flour sales volume in connection with changes in the distribution system towards company-owned routes, which should result in future benefits.

Net sales increased 43% to Ps.844 million due mainly to higher prices implemented during the quarter to compensate partially for higher raw-material costs, the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso.

Cost of sales as a percentage of net sales increased to 72.9% from 69.2% due to the higher cost of rice, which was not fully offset through price increases. In absolute terms, cost of sales increased 50% due mainly to higher raw-material costs, the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso.

SG&A as a percentage of net sales increased to 28.7% from 22.3% due to extraordinary administrative expenses. In absolute terms, SG&A increased 84% due to the aforementioned administrative expenses, higher commissions in connection with higher prices, the effect of inflation resulting from constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso.

Operating loss was Ps.13 million, versus operating income of Ps.50 million in 4Q07. Operating margin was negative 1.6% versus 8.5% in 4Q07.

Other and Eliminations	Operating loss was Ps.53 million compared with a loss of Ps.57 million in 4Q07.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once figures previously mentioned are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of the period. The 2007 figures are presented in constant Mexican pesos as of December 31, 2007.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The 2007 consolidated figures are presented in constant Mexican pesos as of December 31, 2007.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.83/dollar as of December 31, 2008. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 72% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q08**	4Q07	VAR (%)	3Q08	VAR (%)	**2008**	2007	VAR (%)
NET SALES	**12,785**	9,775	31	11,244	14	**44,793**	35,816	25
GROSS PROFIT	**4,344**	3,308	31	3,385	28	**14,557**	11,624	25
GROSS MARGIN (%)	**34.0%**	33.8%		30.1%		**32.5%**	32.5%	
OPERATING INCOME	**1,314**	740	77	520	153	**3,270**	1,874	74
OPERATING MARGIN (%)	**10.3%**	7.6%		4.6%		**7.3%**	5.2%	
OTHER (INCOME) EXPENSE, NET	**124**	162	(38)	11		**177**	(556)	
COMPREHENSIVE FINANCING COST (INCOME)	**11,817**	(253)		2,897		**15,098**	(167)	
INTEREST EXPENSE	**366**	186		146		**832**	684	
INTEREST INCOME	**11,870**	(182)		2,813		**14,968**	(220)	
FOREIGN EXCHANGE LOSS (GAIN)	**(327)**	(46)		79		**(256)**	(72)	
MONETARY POSITION (GAIN) LOSS	**(93)**	(211)		(140)		**(447)**	(559)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(118)**	(213)		(177)		**(619)**	(708)	
TAXES	**536**	169		(549)		**375**	926	
NET (LOSS) INCOME	**(11,045)**	876	(1,361)	(1,663)	(564)	**(11,761)**	2,379	(594)
MAJORITY NET (LOSS) INCOME	**(11,124)**	742	(1,600)	(1,765)	(530)	**(12,292)**	2,233	(650)
EARNINGS PER SHARE[1]	**(19.74)**	1.54	(1,381)	(3.13)	(530)	**(21.81)**	4.64	(570)
EARNINGS PER ADR (US$)[2]	**(5.71)**	0.45	(1,381)	(0.91)	(530)	**(6.31)**	1.34	(570)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**421**	268		315		**1,339**	1,104	
EBITDA[3]	**1,735**	1,008	72	835	108	**4,609**	2,978	55
CAPITAL EXPENDITURES (MILLIONS US$)	**68**	45		44		**224**	198	

BALANCE SHEET SUMMARY	**Dec-08**	Dec-07	VAR (%)	Sep-08	VAR (%)
CASH AND CASH EQUIVALENTS	**1,426**	481	196	896	59
TRADE ACCOUNTS RECEIVABLE	**4,705**	4,096	15	4,733	(1)
OTHER ACCOUNTS RECEIVABLE	**2,556**	1,381	85	2,934	(13)
INVENTORIES	**7,629**	5,549	37	7,881	(3)
CURRENT ASSETS	**16,704**	11,866	41	16,883	(1)
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,324**	16,011	27	17,669	15
TOTAL ASSETS	**44,407**	33,911	31	41,208	8
SHORT-TERM DEBT	**2,419**	941	157	1,597	51
CURRENT LIABILITIES	**20,152**	6,075	232	11,813	71
LONG-TERM DEBT	**11,728**	6,913	70	7,126	65
TOTAL LIABILITIES	**35,227**	15,334	130	21,296	65
MAJORITY STOCKHOLDERS' EQUITY	**5,511**	15,695	(65)	16,060	(66)
STOCKHOLDERS' EQUITY	**9,180**	18,577	(51)	19,912	(54)
CURRENT ASSETS/CURRENT LIABILITIES	**0.83**	1.95		1.43	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**3.84**	0.83		1.07	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.61**	0.30		0.30	
BOOK VALUE PER SHARE[1]	**9.78**	32.60		28.49	

[1] On the basis of 563,650,709 shares as of December 31, 2008, 481,503,052 shares as of December 31, 2007, and 563,652,709 shares as of September 30, 2008.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 13.83 per dollar as of December 31, 2008.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.
Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section V herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicana).

In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.
Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their estimated fair market value (mark-to-market). Regarding corn, wheat and natural gas futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, via the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or ash flows of the underlying are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'') the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.
There are potential significant liquidity requirements under our financial derivative instruments described in Section V below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.
The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel risks that exist as an ordinary part of the business. As of December, 31st, 2008, the open positions of these instruments were valued at their fair market value. The derivative financial instruments that were recorded for accounting purposes as hedges resulted in losses in the amount of $101,206 thousand pesos and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $295,092 thousand pesos, which was recognized in income. As of December 31st, 2008, these instruments did not have an effect on cash flow for the company.

Certain foreign exchange derivative transactions in effect as of the end of December 2008, primarily referenced peso/U.S. Dollar and U.S. Dollar/Euro exchange rates. The fair market value of these derivative instruments can increase or decrease in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events.

These derivative financial instruments were valued in accordance with their fair market value (mark-to-market). As of December 31st, 2008, the open positions of these instruments reflected a net loss of approximately $11,230,170 thousand pesos. The total loss amount was recorded in GRUMA's financial statements as December 31st, 2008. As of December 31st, 2008, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Summary of Financial Derivative Instrument
to December 31st, 2008.
Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

(*)The reported notional value of USD$840,036 thousand dollars, is the nominal value used to calculate the payment of the weekly, monthly or quarterly fixings of the maturities of the different structures in the future years.

For the forth quarter of 2008, the foreign exchange derivative financial instruments resulted in a loss of $3,593,122 thousand pesos.

Corn futures derivative financial instruments:

Operations terminated during the fourth quarter of 2008 on the corn futures derivative financial instruments represented a loss of $21,762 thousands of pesos.

II. Sensitivity Analysis

Currency exchange financial derivative instruments:

As of December 31st, 2008, we have entered into foreign exchange financial derivatives transactions that mainly involved peso/dollar and dollar/euro currency rates. These transactions were recorded at an estimated fair market value (mark-to-market). As of December 31st, 2008, these instruments resulted in a valuation loss of $11'230,170 thousand pesos.

The unrealized market value loss represents a virtual loss that was recorded in the financial statements of the company. The mark-to-market value of these derivative instruments may increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of changes in economic conditions, tax and currency policies, volatility, liquidity in the global markets, local and international political events.

Based on our position as of December 31st, 2008, a hypothetical change consisting in a 10% depreciation of the peso against the dollar and a 10% depreciation of the euro against the dollar would result in an additional unfavorable effect of $5,770,591 thousand pesos in the income statement of the company. This sensitivity analysis is determined based on the values of the underlying assets provided in an appraisal made by the counterparties as of December 31st, 2008, which include the effects of currency exchange rates, time and volatility variables.

Corn Futures Derivative Financial Instruments:

Based on our position as of December 31st, 2008, a hypothetical change of a 10% low in the bushel value will result in an additional unfavorable effect of $101,577 thousand pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of December 31st, 2008.